Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

For the Year Ended December 31,

(Dollars in Thousands)

	2005	2004	2003	2002	2001
	(As Restated)	(As Restated)	(As Restated)	(As Restated)
EARNINGS:
Income (loss) before income taxes and minority interest	$261,347	$159,469	$44,831	$(31,577)	$330,941
Add (deduct):
Equity in earnings of unconsolidated entities	(66,719)	(64,161)	(50,425)	(42,192)	(42,586)
Distributions from unconsolidated entities	52,112	46,385	44,940	28,881	14,813
Minority interest in pre-tax income of subsidiaries that do not have fixed charges	(12,478)	(12,625)	(13,859)	(16,649)	(10,388)
	234,262	129,068	25,487	(61,537)	292,780
Add fixed charges:
Consolidated interest expense	84,867	86,241	64,607	47,878	35,164
Interest portion (1/3) of consolidated rent expense	30,142	26,938	21,051	16,582	13,824
	$349,271	$242,247	$111,145	$2,923	$341,768
FIXED CHARGES:
Consolidated interest expense	$84,867	$86,241	$64,607	$47,878	$35,164
Interest portion (1/3) of consolidated rent expense	30,142	26,938	21,051	16,582	13,824
	$115,009	$113,179	$85,658	$64,460	$48,988
RATIO OF EARNINGS TO FIXED CHARGES	3.04	2.14	1.30	— (a)	6.98
Tax-effected preferred dividends	$—	$—	$25	$70	$124
Fixed charges	115,009	113,179	85,658	64,460	48,988
Fixed charges and preferred dividends	$115,009	$113,179	$85,683	$64,530	$49,112
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	3.04	2.14	1.30	— (a)	6.96

(a)                                  Earnings for the year ended December 31, 2002 were insufficient to cover fixed charges by $61.5 million and fixed charges and preferred dividends by $61.6 million. In the year ended December 31, 2002, U.S. Cellular recognized a pre-tax loss on marketable securities and other investments of $295.5 million as a result of management’s determination that unrealized losses with respect to the investments were other than temporary and the write-down of other assets. U.S. Cellular also recognized a pre-tax fair value adjustment related to derivative instruments of $13.2 million in the restatement for the year ended December 31, 2002.